May 20, 2025

Ivy Zhen
Chief Financial Officer
MicroCloud Hologram Inc.
Room 302, Building A, Zhong Ke Na Neng Building,
Yue Xing Sixth Road, Nanshan District,
Shenzhen, People's Republic of China 518000

       Re: MicroCloud Hologram Inc.
           Form 20-F for the fiscal year ended December 31, 2024
           File No. 001-40519
Dear Ivy Zhen:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 20-F for the fiscal year ended December 31, 2024
Risk Factors
If our equity ownership is challenged by the PRC authorities..., page 23

1. We note changes you made to your disclosure relating to legal and operational risks associated with operating in China and PRC regulations. It is unclear to us that there have been changes in the regulatory environment in the PRC since the filing of your prior Form 20-F on April 2, 2024, which would warrant revised disclosure to mitigate the challenges you face and related disclosures. For additional guidance, please refer
       to the Division of Corporation Finance   s Sample Letter to China-Based
Companies,
       issued December 2021 and July 2023. In future filings, please restore your disclosure.
Operating and Financial Review and Prospects
Key Factors Affecting Results of Operations, page 65

2. You state that your ability to increase the number of customers and average revenue for holographic technology services are key factors affecting your results. In addition,
 May 20, 2025
Page 2

       on page 5 you discuss how your results of operations may be harmed if your are unable to retain customers. We further note in response to comment 27 in your letter dated December 30, 2021, you added the number of customers and customer retention rates to your disclosures. Please revise to disclose the number of customers and customer retention rate for each period presented or tell us what measures management uses to monitor customer expansion and retention, and include a quantified discussion of such measures in future filings. Similarly, tell us what measures you use to manage the holographic solutions business and revise accordingly. Refer to SEC Release 33-10751.
Results of Operations
Revenue, page 68

3. Please revise to include the segment results, as disclosed on page F-40, and include a discussion of the period-over-period changes for each segment in future filings.
       Ensure that your revised disclosures include a quantified discussion of the impact of the Yichang Ji Yue acquisition on your cost of revenue for your holographic technology service segment. In this regard, we note you attribute the significant growth in cost of revenue to such transaction in your disclosures on page 69, without quantifying such impact. Refer to Item 5.A of Form 20-F and Section III.B of SEC
       Release 33-8350.
4. You disclose service revenue increased from the year ended December 31, 2023 to the year ended December 31, 2024 due to increased marketing efforts on the internet advertising business. However, you attribute the significant increase in cost of services revenue for the same period mainly due to the business combination of
       Beijing Ji Yue and Yihang Ji Yue in 2024. Please revise in future filings to quantify and discuss the impact of this acquisition on service revenue and separately quantify the impact of the increased marketing efforts on the increase in revenue.
General and administrative expenses, page 70

5. You indicate that the reason for the reduction in general and administrative expenses from the year ended December 31, 2023 compared to the year ended December 31,
       2024 was due the company implementing an employee equity incentive plan in 2023.
       Please tell us, and revise in future filings to explain, how this resulted in a decrease in this line item.
Consolidated Balance Sheets, page F-3

6. We note that on September 27, 2024, 100.0 million Ordinary Shares were re-
       designated as Class B Ordinary Shares with 20 votes per share. Disclosures on page
       81 indicate that Tiger Initiative Investment Ltd. and Lucky Monkey Holding Limited
       hold 10.0 million and 6.0 million shares, respectively at December 31, 2024. Please tell how you determined which shareholders would receive Class B Ordinary shares.
       Clarify whether Class B shares were issued to any other shareholders and if so, how many. Also, explain why such shares are not reflected in the December 31, 2024 financial statements or revise as necessary.
 May 20, 2025
Page 3

        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Melissa Kindelan at 202-551-3564 or Kathleen Collins at 202-551-
3499 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology